November 25, 2008

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mail Stop 6010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roper Industries, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended June 30, 2008 File No. 001-12273

Dear Mr. Vaughn:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John Humphrey, Roper Industries, Inc. (the “Company”) in the letter dated October 23, 2008 (the “Comment Letter”) regarding the above-referenced Form 10-K for the Company’s fiscal year ended December 31, 2007 and Form 10-Q for the Company’s fiscal quarter ended June 30, 2008.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1.

We note your disclosure within Item 1 that you contributed the Redlake Motion product line and working capital to Integrated Design Tools, Inc. in exchange for a minority investment during the fourth quarter of 2007. Please tell us and revise future filings to disclose the nature of this transaction in detail and how you accounted for this transaction. Cite the accounting literature relied upon and how you applied that specific accounting literature to your situation.

The Redlake Motion product line and working capital were not material to the Company for the year or quarter ended December 31, 2007. The transaction was an exchange of inventory with a net book value of approximately $6 million, cash of $5 million and certain marketing rights for a minority investment in Integrated Design Tools, Inc. Accordingly, the Company does not anticipate including disclosure of this transaction in future filings. The fair market value of the inventory and cash was used as the basis of the investment in accordance with FASB 141, paragraph 5.

Note 1. Summary of Accounting Policies

Revenue Recognition and Product Warranties

2.

We note your disclosure in your Critical Accounting Policies in Item 7 that you provide sales credits to your customers. Please tell us the nature of the credits you offer to your customers. To the extent material, revise future filings to disclose the nature of these credits and how the different credits impact your revenue recognition.

In response to the Staff’s comment, the Company will present in future filings, to the extent material, additional detail regarding the nature of these credits and how the different credits affect its revenue recognition. The Company notes that it has provided additional disclosure of these credits in its quarterly report on Form 10-Q for the three and nine months ended September 30, 2008 (the “2008 Q3 Form 10-Q”). Supplementally, the Company advises the Staff that the sales credit allowance is an estimate of customer returns, exchanges, discounts or other forms of anticipated concessions and is treated as a reduction in revenue.

Note 14. Segment and Geographic Area Information

3.

We note your disclosure of long-lived assets broken out between U.S., Non-U.S. and Corporate and Eliminations. Please revise future filings to clarify the location of the long-lived assets classified as "Corporate and Eliminations."

In response to the Staff’s comment, the Company will revise future annual reports on Form 10-K to clarify the location of the long-lived assets classified as “Corporate and Eliminations.”

Item 11. Executive Compensation

4.

The Compensation Discussion and Analysis section should be a narrative at the beginning of your compensation disclosure, putting into perspective the tables that follow. Your current format includes director compensation disclosure and a list of your executive officers between your Compensation Discussion and Analysis and the required compensation tables for your named executive officers. Please revise your future filings, as applicable, so that your Compensation Discussion and Analysis immediately precedes these tables.

In response to the Staff’s comment, the Company will revise its future Compensation Discussion and Analysis to begin with a narrative disclosure immediately followed by the required compensation tables for its named executive officers.

5.

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.I. of Securities Act Release No. 8732A. We note the significant disparity between your chief executive officer's total and individual elements of compensation as compared to the other named executive officers. We also note that your chief executive officer's target bonus percentage is twice as much as the target bonus percentage of the other named executive officers. In future filings, as applicable, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

In response to the Staff’s comment, the Company will revise its future Compensation Discussion and Analysis to provide, as applicable, a more detailed discussion of how and why the chief executive officer’s compensation differs from that of the other named executive officers.

Form 10-Q for the Quarter Ended June 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

6.

We note that you present $133.2 million and $56.3 million of debt borrowings on a net basis in the cash flows from financing activities section of your statement of cash flows for the six months ended June 30, 2008 and 2007, respectively. Rule 10-01(a)(4) indicates that your statement of cash flows may be abbreviated showing cash changes from investing and financing activities individually only when they do not exceed 10% of the average of net cash flows from operating activities for the most recent three years. Please confirm to us that you will separately present in future filings your gross borrowings and gross repayments for your outstanding debt for each reporting period presented to the extent that you meet the aforementioned rule.

In response to the Staff’s comment, the Company will separately present in future filings its gross borrowings and gross repayments for outstanding debt for each reporting period presented to the extent these items meet the requirements of Regulation S-X, Rule 10-01(a)(4). The Company notes that it has separately presented gross borrowings and gross repayments of its term loans and the issuance of $500 million of senior unsecured notes in its 2008 Q3 Form 10-Q.

Note 3. Business Acquisition, page 7

7.

We note your disclosures here related to your acquisition of CBORD Group, Inc. on February 20, 2008. Please revise your future filings to include all of the supplemental pro forma statement of operations disclosures required by paragraphs 58(b)-(c) of SFAS 141 for each reporting period presented for which a material acquisition was completed.

In response to the Staff’s comment, the Company will present in future filings all of the supplemental pro forma statement of operations disclosures required by paragraphs 58(b)-(c) of SFAS 141 for each reporting period presented for which a material acquisition was completed. Supplementally, the Company advises the Staff that we evaluated the revenue and operating profit of the CBORD Group, Inc. acquisition in relation to Roper Industries, Inc, both of which were below 5% of the Company’s 2007 consolidated results. We determined that the acquisition was not material for pro forma disclosure under paragraphs 58(b)-(c) of SFAS 141.

In connection with responding to the staff’s comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions with respect to the foregoing to the undersigned at (941) 556-2616.

Very truly yours,

John Humphrey

cc:	David B. Liner, Esq.
Roper Industries, Inc.

Robert Guido
PricewaterhouseCoopers LLP

Bruce K. Dallas, Esq.
Davis Polk & Wardwell

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